UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lundin Mining Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

550372106

(CUSIP Number)

H. Maura Lendon

Vice President and General Counsel

HudBay Minerals Inc.

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 550372106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 96,997,492(1)
8. Shared Voting Power 83,801,689(2)
9. Sole Dispositive Power 96,997,492(1)
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,799,181(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 37.0%(4)
14.	Type of Reporting Person (See Instructions) CO

(1).	Represents common shares of Lundin Mining Corporation (“Lundin”) that HudBay Minerals Inc. (“HudBay”) has agreed to acquire in accordance with the Subscription Agreement, described below, upon satisfaction or waiver of the closing conditions contained therein and payment of the subscription price.
(2).	Represents common shares of Lundin that are subject to separate voting agreements, described below, each dated November 21, 2008, between HudBay and each of 1875 Finance SA, Abalone Capital Ltd., Ellegrove Capital Ltd., Lorito Holdings Ltd., Zebra Holding and Investments Ltd., Brian Edgar, Lukas Lundin, David Mullen, Dale Peniuk, Anthony O’Reilly, William Rand, and Phillip Wright (together, the “Shareholders”) regarding shares beneficially owned or deemed to be beneficially owned by the Shareholders (the “Voting Agreements”). This Schedule 13D shall not be construed as an admission by HudBay that HudBay is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the common shares of Lundin covered by the Voting Agreements.
(3).	Includes 83,801,689 common shares of Lundin beneficially owned or deemed to be beneficially owned by the Shareholders and subject to the Voting Agreements.
(4).	Based on 390,436,279 common shares of Lundin outstanding as represented by Lundin in the Arrangement Agreement, described below, and assuming the issuance of 96,997,492 common shares of Lundin pursuant to the Subscription Agreement, as described below, and the exercise of 1,200,000 options for common shares of Lundin held by Phillip Wright.

Item 1.	Security and Issuer

This statement relates to the common shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), a corporation incorporated under the laws of Canada. The principal executive offices of Lundin are located at Suite 1500, 150 King Street West, PO Box 38, Toronto, Ontario M5H 1J9, Canada.

Item 2.	Identity and Background

(a) This statement is being filed by HudBay Minerals Inc. (“HudBay”), a corporation continued under the laws of Canada. The principal business of HudBay is the discovery and mining of base metals.

(b) The address of the principal office of HudBay is Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario M5C 2V9, Canada.

(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of HudBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) – (e) During the last five years, neither HudBay nor, to the knowledge of HudBay, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

On November 21, 2008, HudBay and Lundin entered into a letter agreement (the “Letter Agreement”, attached hereto as Exhibit 2.1) pursuant to which HudBay agreed to lend up to C$135,796,488.80 to Lundin on a subordinated basis for general corporate purposes, subject to both parties executing definitive documentation and Lundin obtaining any required waivers and consents from its senior lenders. HudBay and Lundin also entered into a subscription agreement (the “Subscription Agreement”, attached hereto as Exhibit 2.2), pursuant to which Lundin will issue and HudBay will acquire 96,997,492 Common Shares, representing approximately 19.9% of Lundin’s outstanding Common Shares after giving effect to such issuance, at a price of C$1.40 per share in a private placement for total gross proceeds to Lundin of C$135,796,488.80. The proceeds of the private placement will be used to repay the loan by HudBay. The completion of the private placement is subject to the issuance being completed in accordance with Canadian and U.S. law and approval of the issuance and conditional listing by the Toronto Stock Exchange of such Common Shares.

Concurrently with entry into the Letter Agreement and Subscription Agreement, HudBay and Lundin entered into an Arrangement Agreement (the “Arrangement Agreement”, attached hereto as Exhibit 2.3). Pursuant to the Arrangement Agreement, HudBay and Lundin agreed to implement an arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) in accordance with and subject to the terms and conditions of the Arrangement Agreement and the plan of arrangement included therein, as amended by its terms or upon the direction of the Ontario Superior Court of Justice (Commercial List) (the “Court”). Pursuant to the Arrangement, Lundin will apply to the Court for an Interim Order (the “Interim Order”), which will set out certain terms and conditions for shareholder approval of an arrangement resolution (the “Arrangement Resolution”, attached hereto as Schedule B to Exhibit 2.3). Pursuant to the Interim Order, and in accordance with Lundin’s articles of incorporation and bylaws, Lundin will conduct a meeting of its shareholders to vote on the Arrangement Resolution. If the shareholders of Lundin approve the Arrangement Resolution, Lundin will submit the Arrangement to the Court and pursue a Final Order (the “Final Order”). Following receipt of the Final Order and the consummation of the Arrangement, each Common Share outstanding (other than those held by dissenting shareholders, HudBay or subsidiaries of HudBay) will be transferred to HudBay in consideration for 0.3919 of a fully paid and non-assessable common share of HudBay (a “HudBay Share”). Lundin will become a wholly owned subsidiary of HudBay and will be delisted from the Toronto Stock Exchange and the New York Stock Exchange and

the Swedish depositary receipts for the Common Shares will cease to be listed on the OMX Nordic Exchange. Contemporaneously, each option to purchase Common Shares, whether or not vested, will be exchanged for an option to acquire HudBay Shares, subject to the terms of the Arrangement Agreement. Consummation of the Arrangement is subject to the satisfaction or waiver of certain conditions, including, but not limited to: (i) approval of the Arrangement by the shareholders of Lundin, (ii) obtaining the Interim and Final Order from the Court, (iii) conditions related to regulatory approvals, and (iv) other customary closing conditions.

As described in Item 4, to induce HudBay to enter into the Arrangement Agreement, each of the Shareholders entered into a Voting Agreement, as described below, the purpose of which is to facilitate the consummation of the Arrangement. HudBay did not pay any cash consideration to the Shareholders in exchange for the Voting Agreements.

Item 4.	Purpose of Transaction

(a) – (b) As described in Item 3 above, and incorporated herein, this Schedule 13D relates to the proposed acquisition of all of the Common Shares by HudBay pursuant to the terms of the Arrangement. To facilitate consummation of the Arrangement and to support Lundin’s financing requirements pending its consummation, HudBay and Lundin entered into the Subscription Agreement, as described above, whereby Common Shares will be issued to HudBay.

As an inducement to HudBay to enter into the Arrangement Agreement, and in consideration thereof, certain directors, officers and shareholders (each a “Shareholder”, and together the “Shareholders”) of Lundin entered into voting agreements, having similar form, with HudBay, each dated as of November 21, 2008 (the “Voting Agreements”, each of which is attached hereto as Exhibits 2.4 through 2.15). Pursuant to each such Voting Agreement, the Shareholders will, among other things, not directly or indirectly, through any officer, director, employee, representative or agent of the Shareholder or its subsidiaries, (i) solicit, initiate, facilitate or knowingly encourage the initiation of any inquiries or proposals regarding certain alternative business combination transactions (each an “Acquisition Proposal”), (ii) participate in any substantive discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal.

The Shareholders have also agreed not to vote or cause to be voted any Common Shares in respect of any proposed action by Lundin or its shareholders or affiliates or any other person in a manner that might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and the Voting Agreement. In the event that any transaction other than the Arrangement is presented for approval of or acceptance by the shareholders of Lundin, the Shareholders have agreed, among other things, not to, directly or indirectly, vote in favor of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any Common Shares.

Additionally, each of the Shareholders agreed to duly complete and cause forms of proxy to be delivered in support of the Arrangement prior to the Lundin shareholder meeting. The Voting Agreements executed by the Shareholders expire on termination of the Arrangement Agreement in accordance with its terms. In addition, the Voting Agreements of the directors and officers will terminate if, prior to receipt of shareholder approval of the Arrangement Resolution, the Lundin board of directors fails to recommend or withdraws, amends, modifies or qualifies, or fails to reaffirm its recommendation of the Arrangement, after having been requested by HudBay to do so, in a manner adverse to HudBay.

Subject to the terms and conditions of the Arrangement, at the Effective Time (as defined in the Arrangement Agreement) all outstanding Common Shares will be cancelled and converted into the right to receive 0.3919 HudBay Shares. Contemporaneously, each option to purchase Common Shares, whether or not vested, will be exchanged for an option to acquire HudBay Shares, subject to the terms of the Arrangement Agreement.

(c) There exist no plans or proposals which would result in a sale or transfer of a material amount of assets of Lundin or any of its subsidiaries.

(d) If the Arrangement is consummated as planned, Lundin will become a wholly owned subsidiary of HudBay. HudBay expects that it will reconstitute the board of directors of Lundin as it deems necessary following the closing of the Arrangement such that the board of Lundin will be comprised of officers and directors of HudBay.

(e) While the Arrangement Agreement is in effect, Lundin may not issue, sell or pledge any new shares or similar rights other than pursuant to the Subscription Agreement. Lundin may also not split, combine, or reclassify any shares in the capital of Lundin or any Lundin subsidiary, nor may it declare, set aside or pay any dividend or other distribution or payment in respect of Lundin shares owned by any person other than Lundin.

(f) Upon consummation of the Arrangement, HudBay expects to work with Lundin’s management to evaluate and review Lundin and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Lundin into HudBay’s business units and market units. As a result of this review and integration, it is possible that HudBay could implement changes to Lundin’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations.

(g) The Arrangement Agreement contains customary non-solicitation covenants that impede or may impede the ability of Lundin to engage in a transaction that would entail a change of control of Lundin during the pendency of the Arrangement Agreement. Following consummation of the Arrangement, Lundin will be a wholly owned subsidiary, and therefore HudBay will be able to block any acquisition of control of Lundin by any other person.

(h) If the Arrangement is consummated, the Common Shares will cease to be listed on the Toronto Stock Exchange and the New York Stock Exchange and the Swedish depositary receipts for the Common Shares will cease to be listed on the OMX Nordic Exchange.

(i) The Common Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, HudBay currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D (although HudBay reserves the right to develop such plans).

Except as stated in the above response to this Item 4, neither HudBay, nor to the knowledge of HudBay, any of the directors of executive officers of HudBay listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The foregoing descriptions of the Arrangement Agreement, Voting Agreements, Letter Agreement and Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, respectively, and such agreements are incorporated by reference herein where references and descriptions of such agreements appear.

Item 5.	Interest in Securities of the Issuer

(a) – (b) HudBay has agreed to acquire 96,997,492 Common Shares in accordance with the Subscription Agreement upon satisfaction or waiver of the closing conditions contained therein and payment of the subscription price and is therefore deemed to be the beneficial owner of such Common Shares. For the purposes of Rule 13d-3 promulgated under the Act, HudBay may be deemed to be the beneficial owner of an aggregate of 83,801,689 Common Shares in connection with the Voting Agreements. Pursuant to the rights afforded to it under the Subscription Agreement and the Voting Agreements, HudBay may be deemed to have the power to control the vote of up to an aggregate 180,799,181 Common Shares in favor of approval of the Arrangement Resolution, and thus, for the purpose of Rule 13d-3 promulgated under the Act, may be deemed to be the beneficial owner of an aggregate of 180,799,181 Common Shares. Shares deemed to be beneficially owned by HudBay constitute approximately 37% of the issued and outstanding Common Shares as of November 21, 2008, assuming the issuance of 96,997,492 Common Shares pursuant to the Subscription Agreement and the exercise of 1,200,000 options for Common Shares held by Phillip Wright, Director, President and Chief Executive Officer of Lundin.

HudBay is not entitled to any rights as a shareholder of Lundin with respect to the Common Shares covered by the Voting Agreements, except as otherwise provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by HudBay that HudBay is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Common Shares covered by the Voting Agreements.

Set forth in Schedule II hereto are the number and percentage of Common Shares beneficially owned or deemed to be beneficially owned by each of the directors and executive officers of HudBay as at November 21, 2008.

(c) There have been no transactions in the Common Shares effected by HudBay, its directors or its executive officers during the past sixty (60) days, other than as described herein.

(d) Other than as described above, to the best knowledge of HudBay, its directors and executive officers, no person (other than those described above) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares in connection with the transactions described in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Arrangement Agreement, Voting Agreements, Letter Agreement and Subscription Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships between HudBay and any such persons and any other person, with respect to any securities of Lundin, including but not limited to, transfer and voting of any of the securities of Lundin, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 2.1	Letter Agreement [1]

Exhibit 2.2	Subscription Agreement [2]

Exhibit 2.3	Arrangement Agreement [3]

Exhibit 2.4	Voting Agreement Between: 1875 Finance SA and HudBay Minerals Inc.[4]

Exhibit 2.5	Voting Agreement Between: Dale C. Peniuk and HudBay Minerals Inc.[5]

Exhibit 2.6	Voting Agreement Between: David F. Mullen and HudBay Minerals Inc.[6]

Exhibit 2.7	Voting Agreement Between: Anthony O’Reilly and HudBay Minerals Inc.[7]

Exhibit 2.8	Voting Agreement Between: Brian D. Edgar and HudBay Minerals Inc.[8]

Exhibit 2.9	Voting Agreement Between: Lukas H. Lundin and HudBay Minerals Inc.[9]

Exhibit 2.10	Voting Agreement Between: Phillip Wright and HudBay Minerals Inc.[10]

Exhibit 2.11	Voting Agreement Between: William A. Rand and HudBay Minerals Inc.[11]

Exhibit 2.12	Voting Agreement Between: Abalone Capital Ltd. and HudBay Minerals Inc.[12]

Exhibit 2.13	Voting Agreement Between: Zebra Holdings and Investments Ltd. and HudBay Minerals Inc.[13]

Exhibit 2.14	Voting Agreement Between: Ellegrove Capital Ltd. and HudBay Minerals Inc.[14]

Exhibit 2.15	Voting Agreement Between: Lorito Holdings Ltd. and HudBay Minerals Inc.[15]

[1]

Incorporated herein by reference from Exhibit 99.2 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[2]

Incorporated herein by reference from Exhibit 99.3 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[3]

Incorporated herein by reference from Exhibit 99.1 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[4]

Incorporated herein by reference from Exhibit 99.4 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[5]

Incorporated herein by reference from Exhibit 99.5 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[6]

Incorporated herein by reference from Exhibit 99.6 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[7]

Incorporated herein by reference from Exhibit 99.7 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[8]

Incorporated herein by reference from Exhibit 99.8 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[9]

Incorporated herein by reference from Exhibit 99.9 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[10]

Incorporated herein by reference from Exhibit 99.10 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[11]

Incorporated herein by reference from Exhibit 99.11 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[12]

Incorporated herein by reference from Exhibit 99.12 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[13]

Incorporated herein by reference from Exhibit 99.13 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[14]

Incorporated herein by reference from Exhibit 99.14 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

[15]

Incorporated herein by reference from Exhibit 99.15 from Lundin’s Form 6-K Report of Foreign Private Issuer filed with the Securities and Exchange Commission (SEC File No. 001-33086) on November 28, 2008. Such exhibits are incorporated by reference pursuant to Rule 12b-32.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2008

HudBay Minerals Inc.

By:	/s/ David S. Bryson
Name:	David S. Bryson
Title:	Vice President, Finance and Chief Financial Officer

Schedule I

Directors and Officers of HudBay

The following table sets forth the name and principal occupation of employment, if applicable, of each director and executive officer of HudBay Minerals Inc. Unless otherwise indicated, the business address of such persons is c/o HudBay Minerals Inc., Dundee Place, Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, Canada.

Directors

Name	Principal Occupation and Address
M. Norman Anderson, P. Eng.[1]	President of Anderson & Associates, 502-455 Granville St, Vancouver, BC, V6C 1T1, Canada
Allen J. Palmiere, CA	Chief Executive Officer of HudBay
Dr. Lloyd Axworthy	President and Vice-Chancellor of the University of Winnipeg, 515 Portage Avenue, Winnipeg, MB, R3B 2E9, Canada
Colin K. Benner	Serves as Director of Hudbay, Lundin and several other Canadian mining companies
John H. Bowles, FCA	Serves as Director of Hudbay
Donald K. Charter	President of 3Cs Corporation, 36 Strath Avenue, Etobicoke, ON, M8X 1R3, Canada
Ronald P. Gagel, CA, B.Sc., B. Comm	Senior Vice President and Chief Financial Officer of FNX Mining Company Inc., 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, Canada
R. Peter Gillin	Chairman and Chief Executive Officer of Tahera Diamond Corporation, P.O. Box 1020, T.D.C. Postal Station, 77 King Street West, Toronto, Ontario, M5K 1P2, Canada

(1).	Mr. Anderson is a dual citizen of Canada and the United States.

Executive Officers

Name	Principal Occupation
Allen J. Palmiere, CA	Chief Executive Officer and Director
Michael D. Winship	President and Chief Operating Officer
David S. Bryson, CFA	Vice President, Finance and Chief Financial Officer
Alan T.C. Hair, B. Sc	Senior Vice President, Development
H. Maura Lendon	Vice President, General Counsel and Corporate Secretary
Tom A. Goodman	Senior Vice President, Operations, Hudson Bay Mining and Smelting Co., Limited
Brad W. Lantz, B. Sc.	Vice President Mining

Schedule II

Name	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
Directors
M. Norman Anderson	—	—
Allen J. Palmiere	—	—
Dr. Lloyd Axworthy	—	—
Colin K. Benner	50,666	*
John H. Bowles	—	—
Donald K. Charter	11,424	*
Ronald P. Gagel	—	—
R. Peter Gillin	—	—
Officers
Michael D. Winship	—	—
David S. Bryson	—	—
Alan T.C. Hair	—	—
H. Maura Lendon	—	—
Tom A. Goodman	—	—
Brad W. Lantz	—	—
Total	62,090	*%

*	Less than 0.1%